July 14, 2006
Mr. Felix J. Dawson
Chief Executive Officer
Constellation Energy Resources LLC
111 Market Place
Baltimore, Maryland 21202

      Re:	Constellation Energy Resources LLC
      	Registration Statement on Form S-1
      Filed June 14, 2006
      File No. 333-134995

Dear Mr. Dawson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment.
For
example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants` consents with each amendment.

Further, in this regard, we will need the opportunity to review all
new disclosure, including any additional proposed artwork or graphics
and your intended hedging policy.   Similarly, we will need the
opportunity to review all omitted exhibits, including the legal opinion and underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly.
We may have additional comments.

3. Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness and we will need sufficient to review the resulting additional disclosures.

Summary, page 1

4. Revise to provide a more balanced overview of your business within the first few pages of this section. You discuss your business strategy and competitive strengths, but do not mention the more significant challenges and material risks you face until several pages later. For instance, it is not until page 13 that you mention the percentage of the initial quarterly distribution amount you would have been able to pay on your Class A and common units based on your pro forma available cash for the twelve months ended March 31, 2006.
Please revise accordingly.

5. You repeat much of this section word for word in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure.

The Transactions and Limited Liability Company Structure, page 6

6. You describe here, as well as on pages 126 and 128, that certain undivided mineral interests, denoted as the "Floyd Shale Rights," will be distributed to an affiliate prior to the closing of the offering. However, it is unclear what value is associated with these rights you have relinquished, and what is being received by you in return for such rights. Additionally, there does not appear to be any recognition of this transaction in your unaudited pro forma financial statements included elsewhere in your filing. Please expand your disclosures to include this additional information.

The Offering, page 9

7. We refer you to your discussion of the Limited Call Right. Please advise us as to what consideration was given as to the need to comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Risk Factors, page 24

8. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the first one. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

9. In a number of places in the risk factor section you use variations of the phrase "material adverse effect." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you
"cannot assure" a particular outcome, revise to state the risk plainly and directly.

Our operations expose us to significant costs and liabilities...., page 39

10. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

We are subject to complex federal, state, local and other laws and regulations...., page 41

11. Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, state and local government rules and regulations, which impact your business activities. For example, you state that you must obtain and maintain numerous permits, approvals and certificates in order to conduct your operations. Please discuss the requirements for these permits, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments.

Use of Proceeds, page 50

12. Please expand your disclosure in note (a) so that the amount of net proceeds of $109.1 million is mathematically determinable from the information provided; it appears you would need to include amounts related to underwriting discounts and commissions, assumed offering price and estimated offering expenses.

How We Make Cash Distributions, page 53

Management Incentive Interests, page 57

13. We note that you describe the criteria and thresholds CERM must attain to obtain the right to receive 15 percent of available cash from operating surplus, after the target distribution has been achieved. Please disclose your view of the reasonable likelihood of this incentive threshold being achieved, the expected amounts or range of amounts that would be paid under this scenario, and timing of such payments in the liquidity section of your MD&A, to comply with Item 303(a)(1) of Regulation S-K. If you believe the amounts would not be material, include disclosure to this effect and submit the analyses forming the basis for your conclusions in this regard.

Cash Distribution Policy and Restrictions on Distributions, page
63

Rationale for Our Cash Distribution Policy, page 63

14. Revise this section to provide additional key facts about your cash distribution policy, rather than simply offering a cross-reference. For example, state the distribution amount, the attributes including whether the distributions are cumulative, and whether you historically have paid cash distributions.

Restrictions and Limitations on Our Ability to Make Quarterly
Distributions, page 63

15. Revise this section to state also that in addition to there being no guarantee that unitholders will receive quarterly distributions, unitholders also have no contractual or other legal right to the quarterly distributions.

Our Estimated Adjusted EBITDA, page 69

16. Revise this section to ensure that each revenue or expense you anticipate over the next four quarters is balanced with comparable historical amounts. For example, how you reached your forecasted production volumes, natural gas prices, SG&A, and maintenance capital expenditures will be better understood when compared to historical amounts, similar to the disclosure you provide in MD&A.

17. Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your limited liability company agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations. We note your assumption that you will borrow $5.3 million to fund your investment capital expenditures and distributions on your Class D interests.
Also, clarify whether you assume all debt will be refinanced as it comes due since you do not intend to build-up cash to meet repayment obligations.

Unaudited Pro Forma Available Cash to Pay Distributions, page 74

18. Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.




Management`s Discussion and Analysis..., page 82

Overview, page 82

19. Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC
501.12 and Release No. 34-48960 for additional guidance.

Management , page 120

20. Please revise the sketch for Felix Dawson to provide a complete and unambiguous five year business history. For instance, it is unclear how long he worked at Goldman Sachs.

Certain Relationships and Related Party Transactions, page 126

21. Further explain why your distribution of Floyd Shale Rights does not fit your investment strategy.

Underwriting, page 165

22. With a view toward disclosure, describe any agreements or understandings, explicit or tacit, relating to the early release of any of the locked-up shares. We note that the lock-up agreements may be released at any time without notice.

Notes to Consolidated Financial Statements, page F-7

Note 8 - Natural Gas Properties, page F-22

23. We note that you identify asset retirement costs as a separate line item in your table of natural gas properties for each year, which is somewhat contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates, and the accounting policy you disclose in Note
13
on page F-24. Accordingly, we believe you should reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. Corresponding adjustments should also be made to the information provided in Note 17 on page F-27. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm



Unaudited Pro Forma Financial Statements, page F-32

Note 1 - Pro Forma Adjustments and Assumptions, page F-36

24. We note that Everlast Energy LLC had entered into derivative contracts to hedge against market fluctuations in the price of natural gas; and that in conjunction with your acquisition, you assigned these derivatives to an affiliate in exchange for equity. Since you eliminate the historical effects of holding the derivative instruments in your pro forma statement of operations, the suggestion appears to be that no similar hedging will be conducted by you prospectively. Please modify your disclosure to clarify.

If you intend to hedge in the future, tell us the reasons you believe removing the historical activity results in a more meaningful presentation; as it would not otherwise appear that adjusting the historical results would be appropriate. Under this scenario, it would be helpful for you to disclose the nature and structure of, and any parties that may be involved in, hedging programs for which you may derive benefits or costs in the future.

Undertakings, page II-2

25. Include the undertakings Item 512(a) of Regulation S-K requires.

Engineering Comments

General

26. Please provide your reserve report as of December 31, 2005 by Netherland Sewell & Associates.

Summary, page 1

Constellation Energy Resources LLC, page 1

27. Please reconcile your statement that you have an average reserve life of about 25 years when it appears to calculate to over 44 years.
Revise your document as necessary.

28. Please remove the reference to the estimated recoverable coal-bed methane gas reserves in the Black Warrior Basin as these do not represent proved reserves.






Competitive Strengths, page 2

Summary Reserve and Operating Data, page 21

29. Please explain to us why NSAI did not take the following into consideration when they provided their reserve estimate:

* the well performance from new wells in the Robinson Bend field;
* your estimated drilling schedule over the next six years;
* reserves attributable to the NPI.

Risk Factors, page 24

Unless we replace the reserves that we produce......., page 27

30. Please reconcile your statement that your proved producing reserves are declining at a rate of 5% per year with the fact that your overall production declined by over 44% from the previous year.

Locations that we decide to drill....., page 37

31. Please remove the mitigating language about your past drilling success rate.

We depend on a limited number of key personnel......, page 41

32. Key personnel frequently leave companies and the companies hire replacements and continue to operate in a similar manner with no significant harm. Please expand your disclosure to explain why you believe it is reasonable to conclude that this would not be the case for your company and identify your key personnel or alternatively, remove this risk factor. Also, please indicate if you do not carry key man insurance.

We will incur increased costs as a result of having become a public company, page 41

33. Every public company bears increased costs of being a public company. Please disclose why this is even more critical or important to your company versus others. Alternatively, please remove this risk factor.

Our Estimated Adjusted EBITDA, page 69

34. Please explain your estimated net production rate of 4.9 BCF per year in the estimated adjusted EBITDA calculation. We note that last year you produced just over 2.5 BCF and the additional work that you plan appears to only produce about 1 BCF per year.


Business, page 101

Overview, page 101

35. Please include disclosure that coal-bed methane wells typically produce at much lower rates and have lower reserve volumes than conventional gas wells. Include the fact that the lower production rates and reserves and the higher water production provides, on average, less favorable economics than conventional gas wells.

Natural Gas Data, page 107

Proved Reserve Data, page 107

36. You state that Everlast did not base their reserve volumes on the
SEC definition of proved reserves. Therefore, you should not disclose those reserve volumes. In addition, your reserve reconciliation table should follow the format described in paragraph
11 of FASB 69.   The reserve at the end of a year should be the
reserves for the beginning of the next year with the changes in reserves during the year shown by the categories described in paragraph 11. Please revise your document wherever it is necessary.

Production and Price History, page 109

37. Tell us if the production rates disclosed include the production attributed to the NPI.

38. Tell us if the average unit cost per Mcf includes the production volumes attributed to the NPI.

Finding Costs, page 112

39. It appears that these costs are more accurately described as development costs as you are drilling within the same field where coal-bed methane has been known to exist for decades and the majority of the gas was previously categorized as proved undeveloped reserves.
In addition, as these are non-GAAP measures, please revise your document to explain how you use this measure, why it is important to investors and the exact method used to calculate it or alternatively remove this disclosure.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donald Delaney at (202) 551-3863 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact James Murphy, Petroleum Engineer, at
(202)
551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	D. Delaney
	K. Hiller
      J. Wynn
      J. Murphy

      via facsimile
      G. Michael O`Leary
      Andrews Kurth L.L.P.
            (713) 238-7130

Mr. Felix J. Dawson
Constellation Energy Resources LLC
July 14, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010